SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-6B-2

Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, Paragraph 36,652] or U-47 [Reg. Section 250.47, Paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by: Southwestern Public Service Company ("SPS")

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, Paragraph 36,621].

 1.   Type of the security or securities: unsecured promissory notes issued pursuant to a credit agreement

 2.    Issue, renewal or guaranty: issue

 3.    Principal amount of each security: up to $50 million in the aggregate

 4.    Rate of interest per annum of each security:

        a.  Bank One base rate or

        b.  Eurodollar Rate plus .30% per annum.

 5.    Date of issue, renewal or guaranty of each security: December 1, 1999

 6.    If renewal of security, give date of original issue: NA

 7.    Date of maturity of each security: less than 364 days

 8.    Name of the person to whom each security was issued, renewed or guaranteed: Bank One

 9.    Collateral given with each security, if any: none

10.   Consideration received for each security: up to $50 million

11.   Application of proceeds of each security: Proceeds primarily used as a back-up line of credit to support SPS's commercial paper program which is used to fund general corporate needs.

12.   Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

       a) the provisions contained in the first sentence of Section 6(b): Not applicable

       b) the provisions contained in the fourth sentence of Section 6(b): Not applicable

       c) the provisions contained in any rule of the commission other than Rule U-48: X

13.  If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section
       6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding
       notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is        primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other        securities of such company then outstanding. (Demand notes, regardless of how long they may have been        outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section        6(a) of the Act granted by the first sentence of Section 6(b)).

          Not applicable.

14.   If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section
        6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

   Not applicable.

15.   If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. Section 250.48, Paragraph 36,621] designate the rule under which exemption is claimed.

Rule 52(a)

                                                                         Southwestern Public Service Company

                                                                         By: /s/ Nancy E. Felker

                                                                         Nancy E. Felker
                                                                         Assistant Treasurer

Date: December 17, 1999